                                                 October 15, 2012

VIA EDGAR
John P. Nolan
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Suffolk Bancorp
Form 10-K for the Year Ended December 31, 2011
Filed March 30, 2012
Amendment No. 1 to Form 10-Q for the Quarter Ended March 31, 2012
Filed May 11, 2012
Form 10-Q for the Quarter Ended June 30, 2012
Filed August 9, 2012
File No. 000-13580

Dear Mr. Nolan:

This letter responds to the comment contained in the Securities and Exchange Commission letter, dated September 19, 2012, addressed to Mr. Brian K. Finneran, Chief Financial Officer of Suffolk Bancorp (the “Company”), with respect to the above-referenced filings. We have replied to your comment with the response following a repetition of the comment. The comment number refers to the number set forth in the letter.

Form 10-Q for the Quarter Ended June 30, 2012
Note 5 – Loans, page 15

1.We note your disclosure that the allowance for loan losses decreased from $39.9 million as of December 31, 2011 to $29.2 million as of June 30, 2012 due in large part to a $9.3 million reversal of the provision for loan losses for your commercial and industrial loan portfolio during the quarter ended June 30, 2012 noted on page 22.  Please tell us in further detail and revise future filings to provide a comprehensive analysis of the reasons for this significant reversal of your provision for loan losses taking into consideration the following:

•	Your commercial and industrial loan portfolio only decreased by $6.6 million since December 31, 2011, representing a decline of 3.2%.

•
The allowance for loan losses for the commercial and industrial loan portfolio decreased by $8.7 million since December 31, 2011, representing a decline of 35%.  We note that the allowance for loan losses decreased almost entirely during the second quarter ended June 30, 2012.

•	Non-accrual loans only slightly decreased from $16.8 million as of December 31, 2011 to $15.6 million as of June 30, 2012.

•
We note from your tabular presentation on page 21 that your loss factors for your commercial and industrial loan portfolio by risk ratings fluctuated significantly from December 31, 2011 and March 31, 2012 to levels as of June 30, 2012 with no disclosures surrounding the reasons for these amounts.  In particular, we note that your pass rated commercial and industrial unimpaired loans loss factor fluctuated from 9.98% as of December 31, 2011 to 10.28% as of March 31, 2012 (as adjusted by your response to comment nine from our letter dated June 27, 2012) and 7.38% as of June 30, 2012. As a result, the allowance for loan losses decreased by $5.3 million since June 30, 2012 for these pass rated loans.

•
We note that your impaired commercial and industrial loans decreased from $15.7 million as of December 31, 2011 to $11.9 million as of June 30, 2012 resulting in a corresponding decrease to your allocated allowance for loan losses from $7.5 million     to $3.3 million during this same time period, respectively.

We also note from your response to comment nine of our letter dated June 27, 2012 that you determine your allowance for loan losses based upon a trailing six-quarter period as adjusted for qualitative and environmental factors.  Please include in your response the impact of how your historical loss periods used in this calculation and any other adjusted factors noted above contributed to the reasons for the reversal of your provision for loan losses during this period.

COMPANY RESPONSE
The reduction in the Company’s consolidated allowance for loan losses balance from $39.9 million at December 31, 2011 to $29.2 million at June 30, 2012 resulted from a combination of factors during this six-month period, including the following: a reduction in total loans outstanding of $121.4 million or 12.5%; a reduction in total non-accrual loans of $26.7 million or 33.0% (including a $1.2 million reduction in non-accrual commercial, financial and agricultural loans); a reduction in total criticized and classified loans of $78.7 million or 30.5%; and net charge-offs of $9.3 million, largely resulting from the bulk sale of $30.0 million in non-performing, criticized and classified mortgage loans during the second quarter of 2012. These loans were transferred to held for sale (HFS) status as part of the Company’s ongoing workout efforts (which were discussed on pages 33 and 38 of the Form 10-Q filing for the quarter ended June 30, 2012). Approximately $22.5 million of these loans were sold prior to June 30, 2012 and $7.5 million remained in HFS at quarter-end. This action resulted in a $7.0 million charge to the allowance for loan losses during the second quarter.

The reduction in the Company’s allowance for loan losses for commercial, financial and agricultural loans from $25.1 million at December 31, 2011 to

$16.3 million at June 30, 2012 resulted from the following factors:

1.
Declines in the Company’s ASC 450-20 loss factors on unimpaired pass-rated loans from 9.98% at December 31, 2011 to 7.38% at June 30, 2012 and on unimpaired special mention loans from 8.68% at December 31, 2011 to 6.31% at June 30, 2012 resulted in reductions of $4.0 million and $699 thousand, respectively, in the allowance for loan losses for pass rated and special mention rated commercial, financial and agricultural loans during the first six months of 2012. The declines in each of these loss factors were due principally to the expansion of the period over which the Company’s adjusted historical losses were computed as the result of migrating from a trailing four-quarter average of losses to a trailing six-quarter average (which period will be expanded to a seven-quarter average – Q1 2011 through Q3 2012 - in computing the allowance for the Company’s Form 10-Q filing for the quarter ended September 30, 2012).  Management expanded this “look back” period during the second quarter of 2012 to better reflect the longer-term trend in the Company’s historical charge-offs in the absence of a comprehensive migration analysis covering prior years. The use of a trailing four-quarter average has a tendency to improperly weight short-term trends and creates incorrect and unnecessary volatility in this computation. Unusually high loan charge-offs recorded in the third and fourth quarters of 2011 inappropriately distort the Company’s current and expected loan losses.  These losses are not representative of incurred and expected losses in the Company’s June 30, 2012 commercial, financial and agricultural loan portfolio. The Company recorded net recoveries on commercial, financial and agricultural loans during the first six months of 2012 which resulted in a reduction of the historical loss factors utilized in this computation. The impact of the change to a trailing six-quarter average of historical losses resulted in a $3.2 million reduction in the allowance for loan losses for commercial, financial and agricultural loans at June 30, 2012.  Also contributing to the reduction in the loss factors utilized in this computation was improvement evidenced during 2012 in the qualitative and environmental factors specifically related to credit policies and procedures and credit management. These factors augment actual loss experience and help estimate the probability of loss within the portfolio based on emerging or inherent risk trends and are applied as an adjustment to historical loss rates and require judgments that cannot be subjected to exact mathematical calculation. The impact of the changes in the aforementioned qualitative and environmental factors resulted in a $268 thousand reduction in the allowance for loan losses for commercial, financial and agricultural loans at June 30, 2012. In addition to the foregoing, the level of unimpaired special mention commercial, financial and agricultural loans declined by $4.9 million or 29.7% from $16.5 million at December 31, 2011 to $11.6 million at June 30,2012, thereby also contributing to the reduction in the allowance for loan losses at that date.

   2. A decline of $4.1 million in the Company’s specific reserves for impaired substandard commercial, financial and agricultural loans as computed under ASC 310-10 also contributed significantly to the reduction in the allowance for loan losses from December 31, 2011 to June 30, 2012. The lower level of computed specific reserves at June 30, 2012 resulted from several factors, most notably a 23.6% reduction in impaired substandard commercial, financial and agricultural loans with an allowance recorded during the first six months of 2012 (total impaired substandard commercial, financial and agricultural loans, including those with no allowance recorded, declined by $12.2 million or 33.3% during this period) resulting primarily from principal repayments; improved loan to value positions resulting from updated collateral values; improved financial condition of many borrowers as evidenced by timely payments of principal and interest that resulted in the return of several loans to accrual status in 2012; and improved precision in the Company’s ASC 310-10 discounted cash flow computations through the use of a software product widely used in the industry.  Loans previously evaluated based solely on collateral values are now computed utilizing discounted cash flows where appropriate based on the underlying source of loan repayment.

As previously noted, the Company has purchased a software product to assist in the computation of its ASC 450-20 and ASC 310-10 factors.  It is expected that this product will be fully operational by year-end 2012 and will provide up to five years of historical charge-off data with significantly improved granularity within each loan class for the ASC 450-20 factors, thereby improving management’s precision in its periodic allowance calculation.

Future filings will include a comprehensive analysis for any significant reversals of the Company’s provision for loan losses that occur in those periods Our proposed disclosure for a significant reversal of the provision for loan losses, using amounts as of June 30, 2012 as an example, is set forth below. This disclosure would be included in the Allowance for Loan Losses footnote and would immediately follow the table summarizing the activity in the allowance by loan class:

“The Company recorded a $9.3 million credit to its provision for loan losses for commercial, financial and agricultural loans during the second quarter of 2012.  This credit resulted from several factors, most notably a reduction in the ASC 450-20 loss factors on unimpaired pass rated loans from 9.98% at December 31, 2011 to 7.38% at June 30, 2012; a reduction in the loss factors on unimpaired special mention loans from 8.68% at December 31, 2011 to 6.31% at June 30, 2012; and a decline in the Company’s specific reserves for impaired substandard commercial, financial and agricultural loans as computed under ASC 310-10 at June 30, 2012. The impact on the computed allowance for loan losses at June 30, 2012 stemming from these changes was reductions of $4.0 million, $0.7 million and $4.1 million, respectively. The reduction in the ASC 450-20 loss factors was primarily due to an expansion of the look back period used in calculating historical losses from a trailing four quarter average to a trailing six-quarter average time frame. This change more accurately represents the Company’s incurred and expected losses in the June 30, 2012 commercial, financial and agricultural loan portfolio.”

Based on the foregoing factors, the Company does not believe that an amendment to its

June 30, 2012 Form 10-Q filing is appropriate under the circumstances.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned directly at (631) 208-2271.

Sincerely,

/s/ Brian K. Finneran

Brian K. Finneran
Chief Financial Officer